

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 7, 2023

Jeffrey A. Williams
Chief Executive Officer
Americas Carmart Inc
1805 North 2nd Street
Suite 401
Rogers, AR 72756

> **Re: Americas Carmart Inc**
> **Registration Statement on Form S-3**
> **Filed June 29, 2023**
> **File No. 333-273034**

Dear Jeffrey A. Williams:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Nicholas Nalbantian at 202-551-7470 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Courtney C. Crouch, III